Exhibit 99.1

Mint Incorporation Limited Announces Pricing of $2.5 Million Registered Direct Offering

Hong Kong, Aug. 27, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of an aggregate of 2,500,000 of the Company’s Class A ordinary shares (or prefunded warrants in lieu thereof) with no par value at a purchase price of $1.00 per share. The aggregate gross proceeds to the Company are expected to be approximately $2.5 million, before deducting placement agent fees and other offering expenses.

The transaction is expected to close on or about August 28, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent for the offering.

The registered direct offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-296027) previously filed with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on June 3, 2026. A prospectus supplement relating to the securities will be filed by the Company with the SEC. All information filed with the SEC can be obtained over the internet on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly-owned subsidiary Axonex AI Limited (“Axonex AI”), and through Aspiration X Limited’s joint venture Rice Robotics AGI Holding Limited (“Rice Robotics AGI”), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. Rice Robotics AGI focuses on customer-centric robots and companion robots. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, and includes such statements regarding timing of closing, satisfaction of closing conditions, and expected proceeds from the offering. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For Media and Investor Inquiries

Mint Incorporated Limited
Email: info@mimintinc.com
Telephone: +852 2866 1663